Notice of Annual and Special Meeting of Shareholders June 30, 2008 Management Information Circular Dated May 26, 2008

GAMMON GOLD INC.

400-1701 Hollis Street

PO Box 2067

Halifax, Nova Scotia B3J 2Z1

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the Shareholders of Gammon Gold Inc. (the “Corporation”) will be held at the Fairmont Queen Elizabeth Hotel, in the Harricana Room, 900 Rene Levesque Blvd. W. Montreal, Quebec H3B 4A5 on Monday, June 30, 2008, at the hour of 9:00 o’clock in the morning (Eastern Time) for the following purposes:

1.

To receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2007, together with the report of the auditors thereon;

2.

To elect directors;

3.

To re-appoint auditors and to authorize the directors to fix their remuneration;

4.

To consider, and, if thought fit, pass an ordinary resolution amending the Corporation’s Stock Option Plan for the directors, officers, employees and consultants of the Corporation and its subsidiaries (the “Stock Option Plan”) to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by 1,100,000 common shares from 22,500,000 to 23,600,000 common shares, and to make certain other changes to conform the Stock Option Plan to current regulations and market practice, as more particularly described in the attached Management Information Circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the Management Information Circular as Schedules “B” and “C”, respectively);

5.

To consider, and, if thought fit, pass an ordinary resolution approving the amendment of the Stock Option Plan effective as of January 1, 2009 to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by an additional 1,400,000 common shares from 23,600,000 to 25,000,000, as more particularly described in the attached Management Information Circular (the full text of the proposed ordinary resolution is attached to the Management Information Circular as Schedule “D”);

6.

To consider, and if thought fit, pass a special resolution confirming an amendment to the general By-Laws of the Corporation to correct an error in the By-Laws relating to the maximum number of directors, so that the maximum number of directors permitted in the By-Laws shall correspond to the maximum number of directors permitted in the Articles of Incorporation, as more particularly described in the attached Management Information Circular (the full texts of the amendment to the By-Law and the proposed special resolution are attached to the Management Information Circular as Schedules E” and “F”, respectively); and

7.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a Management Information Circular and the audited consolidated financial statements of the Corporation for the year ended December 31, 2007.  Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 26th day of May, 2008.

By Order of the Board

(Signed): “Fred George”

Fred George

President & Chairman

MANAGEMENT INFORMATION CIRCULAR

Section	Page

Audit Committee - Cont'd
Composition of the Audit Committee	28
Audit Committee Oversight	29
Reliance on Certain Exemptions	29
Pre-Approval Policies and Procedures	29
External Auditor Service Fees (By Category)	29
Nominating & Corporate Governance Committee	29
Compensation Committee	30
Occupational Health & Safety Committee	30
Shareholder Communications	30
Other Business	31
Additional Information	31
Board of Directors Approval	31

Schedules
A - Gammon Gold Inc. Audit Committee Charter	A1-A4
B - Gammon Gold Inc. Amended and Restated Stock Option Plan	B1-B7
C - Ordinary Resolution of the Shareholders of Gammon Gold Inc.	C1-C2
D - Ordinary Resolution of the Shareholders of Gammon Gold Inc.	D1
E - Amendment to General By-Law of Gammon Gold Inc.	E1
F - Ordinary Resolution of the Shareholders of Gammon Gold Inc.	F1

GAMMON GOLD INC.

400-1701 Hollis Street

PO Box 2067

Halifax, Nova Scotia B3J 2Z1

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the Annual and Special Meeting (the "Meeting") of the holders ("Shareholders") of Gammon Gold Inc. ("Gammon", “Gammon Gold” or the "Corporation") to be held on Monday, June 30, 2008 at 9:00 a.m. (Eastern Daylight Savings Time) at the Fairmont Queen Elizabeth Hotel, in the Harricana Room, 900 Rene Levesque Blvd. W. Montreal, Quebec, H3B 4A5 and at any continuation thereof after an adjournment.

The information contained herein is given as of May 26, 2008, except as otherwise stated.

Under the securities laws of the United States, the Corporation is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION I – VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by or on behalf of the management of the Corporation.  The mailing to shareholders of this Circular will be on or about June 6, 2008.  The cost of soliciting proxies will be borne by the Corporation.  While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person.  Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries.  The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of common shares.

Voting Gammon Gold Common Shares

The Board of Directors of Gammon has fixed May 21, 2008 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of shareholders entitled to vote as of the Meeting Record Date, showing the number of common shares held by each such shareholder.  Each person named on the list of shareholders is entitled to one (1) vote for each common share held, except to the extent that: (i) the shareholder has transferred any common shares after the Meeting Record Date; and (ii) the transferee of those common shares produces properly endorsed Share Certificates or otherwise establishes ownership of those common shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those common shares at the Meeting.  Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

Registered Shareholders

Registered shareholders are shareholders whose common shares are held in their own name and they will have received a proxy form in their own name.

Non-Registered/Beneficial Shareholders

Non-Registered/Beneficial shareholders are shareholders who do not hold their common shares in their own name, but rather in the name of a nominee - this could be a bank, trust company, securities broker or other financial institution (and is known as holding the common shares in "street form").

If you are a non-registered shareholder, there are two (2) ways you can vote your common shares held by your nominee.  Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of common shares you hold.  Every nominee has its own mailing procedures and provides its own signing and return instructions.  Therefore, please follow them in order to make sure that your common shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee.  Non-registered shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Appointment of Proxy Holders

The persons named in the enclosed form of proxy are directors and/or officers of Gammon.  A shareholder has the right to appoint some other person (who need not be a shareholder) to attend and to act for and on behalf of such shareholder at the Meeting.  To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Gammon at its registered office at 400-1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia B3J 2Z1, or to the transfer agent for the common shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on June 27, 2008 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All common shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

If you have appointed a person who was designated by Gammon to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted:

(1)

FOR the election of the persons nominated for election as directors of Gammon;

(2)

FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Gammon and to authorize the Board of Directors to fix the remuneration of the auditor;

(3)

FOR the approval of the amendments to the Corporation’s Stock Option Plan to increase the maximum number of common shares reserved for issuance under the Stock Option Plan by 1,100,000 from 22,500,000 to 23,600,000 common shares, and as otherwise described in the Management Information Circular for the Meeting;

(4)

FOR the approval of the amendments to the Corporation’s Stock Option Plan to increase the maximum number of common shares reserved for issuance under the Stock Option Plan by 1,400,000 from 23,600,000 to 25,000,000 common shares, effective as of January 1, 2009; and

(5)

FOR the approval of the correction to the Corporations’ By-Laws to state the maximum number of directors as 9.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting.  Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

Revocability of Proxies

A shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised.  Relevant provisions of the Companies Act (Quebec) (the "QCA") provide that a shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Shareholders

The authorized capital of the Corporation consists of an unlimited number of common shares.  As of May 21, 2008, there were 118,326,068 common shares outstanding.  Each common share carries the right to one (1) vote on any matter properly coming before the Meeting.  A quorum for the meeting of shareholders is two (2) persons present in person or by proxy and authorized to vote.

To the knowledge of the directors and officers of Gammon, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of the outstanding common shares is:

Name and Address of Beneficial Owner	Number of Common Shares (1)	% of Class (2)

Canadian Depository for Securities Limited	109,798,691	92.8

Notes:

(1)

Based upon public filings with securities regulatory authorities in Canada on SEDAR.

(2)

Calculated on the basis of 118,326,068 common shares outstanding as of May 21, 2008.

SECTION II – BUSINESS OF THE MEETING

Financial Statements and Auditors’ Report

The Management's Discussion and Analysis, including the audited consolidated financial statements of Gammon for the year ended December 31, 2007 and the auditors’ report on those financial statements are posted on the Corporation’s website, www.gammongold.com.  Additional copies may be obtained from Gammon upon request.

Election of Directors

The articles of Gammon provide that the board of directors of Gammon (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of nine (9) directors and the number may be fixed from time to time by the Board of Directors.  The Board of Directors has set the number of directors to be elected at the Meeting at seven (7).

The nominees for election as directors of Gammon are listed below, all of whom are currently serving as directors of Gammon.  The persons proposed for election are, in the opinion of the Board of Directors and management, well qualified to act as directors for the forthcoming year.

Such nominees, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed.  Management has been informed that each nominee is willing to serve as a director, if elected.  Management recommends a vote for all nominees for election as directors of the Corporation.

The following table sets out the names of the seven (7) nominees, their principal occupation or employment and the year from which each has continually served as a director of Gammon.  The table also sets out, as of May 26, 2008, the number of common shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Gammon.

Nominees for Election as Directors

Fred George, 49 Bedford, Nova Scotia, Canada Shares: 1,205,800 Options: 4,215,977

Mr. George was appointed President of Gammon Gold Inc. in 1997 and added the role of Chairman to his duties as of 2002.  Mr. George is the recipient of a Honorary Citizenship for the country of Mexico for his continuous and valuable contribution to the mining industry and the economy.   He has devoted a significant percentage of his career to venture financing and international import-export businesses. He also has many years' experience as a financial and business management consultant, and is considered an expert in relations between Canada and Mexico.

Gammon Board Details:

•

Director since 1996

•

Non-Independent

Public Board Memberships During Last Five Years:

•

Mexgold Resources Inc. (Gammon Gold acquired on August 8, 2006)

Rene Marion(1), 45 Hammonds Plains, Nova Scotia, Canada Shares: 10,000 Options: 500,000

Rene Marion is the Chief Executive Officer of the Company. His background combines twenty two years of experience in mining operations, operational management and mine engineering in North America with acquisition evaluations, feasibility studies, development and mergers all over the world.  Prior to his appointment in Russia he held various senior posts in Barrick's corporate headquarters in Toronto, Canada including Vice President, Technical Services. He was seconded to Highland Gold in December 2006. At the time of his resignation to join Gammon, he was Chief Operating Officer of Highland Gold Mining Limited, a publicly traded strategic partner of Barrick Gold. Mr. Marion holds a BSc Degree in Mining Engineering from Queens University.

Gammon Board Details:

•

Director since 2008

•

Non-Independent

Committee Membership at the Date Hereof:

•

Member of the Environmental, Health & Safety Committee

Public Board Memberships During Last Five Years:

•

Highland Gold Mining Limited, January 2007-October 2007

Luis Chavez (2), 54 Chihuahua City, Mexico Shares: Nil Options: 75,000(3)

Dr. Chavez is a corporate director of the Gammon Board and the corporate director of Mexican operations.  Dr. Chavez has considerable experience in all mining related areas; he holds a MSc degree in Mineral Economics (1978) from Penn State University in the United States, and a PhD degree in Energy and Mineral Economics (1982) from the University of Arizona in the United States. He has a Business Administration Degree (1989) from the Pan-American Business Institute in Monterrey, Mexico. Dr. Chavez has attended and lectured at several short courses and seminars, in topics related to the mining industry. Dr. Chavez is the author of the National Mapping Program and the creator of the largest geology and mining data bank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director with the objective of developing rational and sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, he was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management.

Gammon Board Details:

•

Director since 2007

•

Non-Independent

Andre Falzon (4), 53 Toronto, Ontario, Canada Shares: Nil Options: Nil

Mr. Falzon is a corporate director.  Mr. Falzon brings over 20 years of practical financial and management experience, particularly within the mining industry.  Most recently Mr. Falzon was Vice President, Planning and Compliance at Barrick Gold Corporation and was responsible for the establishment and management of Barrick’s SOX 404 compliance and internal audit functions. He received his Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant.

Gammon Board Details:

•

Director since 2008

•

Independent

Committee Membership at the Date Hereof:

•

Chairman of the Audit Committee

Public Board Memberships During Last Five Years:

•

Alturas Minerals Corp., March 2007 to Present

•

Aurizon Mines Ltd., May 2008 to Present

Kent Noseworthy, 52 Halifax, Nova Scotia Canada Shares: Nil Options: 5,000

Mr. Noseworthy is a corporate director.  Mr. Noseworthy is a practicing corporate/commercial lawyer with over twenty years of experience in advising corporate clients on business law and governance issues.  He is a graduate of Dalhousie University, obtaining BSc (Honours) in 1978 and LLB in 1983.

Gammon Board Details:

•

Director since 2005

•

Independent

Committee Membership at the Date Hereof:

•

Chairman of the Nominating & Corporate Goverance Committee

•

Member of the Audit Committee

•

Member of the Compensation Committee

•

Member of the Environmental, Health & Safety Committee

Canek Rangel, 34 Mexico City, Mexico Shares: Nil Options: 5,000

Mr. Rangel is a corporate director. Mr. Rangel is a professional engineer, having completed a civil engineering degree at the Universidad Veracruzana in 1997.  He is experienced in business issues related to mining and the conduct of mining activities in Mexico.

Gammon Board Details:

•

Director since 2005

•

Independent

Committee Membership at the Date Hereof:

•

Chairman of the Environmental, Health & Safety Committee

•

Member of the Compensation Committee

•

Member of the Nominating & Corporate Goverance Committee

Frank Conte, 67 Eastern Passage, Nova Scotia, Canada Shares: Nil Options: 6,000

Mr. Conte has retired as a senior manager of Saputo Foods Limited.  Through his 36-year career with Saputo he gained extensive experience in budgeting, financial reporting and internal controls.

Gammon Board Details:

•

Director since 2005

•

Independent

Committee Membership at the Date Hereof:

•

Chairman of the Compensation Committee

•

Member of the Nominating & Corporate Goverance Committee

•

Member of the Audit Committee

Notes:

(1)

Mr. Marion was appointed Chief Executive Officer on October 25, 2007, replacing Russell Barwick and appointed to the Board on March 27, 2008.

(2)

Dr. Chavez was appointed to the Board on July 16, 2007, replacing Alejandro Caraveo.

(3)

These options are subject to the shareholders of the Corporation approving certain amendments to the Stock Option Plan as described under  “Section II – Business of the Meeting – Approval of Amendment to the Stock Option Plan”.

(4)

Mr. Falzon was appointed to the Board on March 27, 2008, replacing Dale Hendrick.

The principal occupations, businesses and employments for the preceding five years for each of the nominees named above, other than Rene Marion, Luis Chavez and Andre Falzon was disclosed in the Corporation’s previous management information circulars when such directors were first elected to the board of directors.  The principal occupations, businesses and employments for Rene Marion, Luis Chavez and Andre Falzon for the preceding five years are as follows:

Rene Marion was associated with Barrick Gold Corporation of Canada for more than fourteen years and was appointed as Barrick’s Regional Vice President, Russia and Central Asia, in 2005. His background combines twenty two years of experience in mining operations, operational management and mine engineering in North America with acquisition evaluations, feasibility studies, development and mergers all over the world. Prior to his appointment in Russia he held various senior posts in Barrick’s corporate headquarters in Toronto, Canada including Vice President, Technical Services. He joined Highland Gold Mining Limited in December 2006.

Luis Chavez is the author of the National Mapping Program and the creator of the largest geology and mining data bank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director with the objective of developing rational and sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, he was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management.

Mr. Falzon brings over 20 years of practical financial and management experience, particularly within the mining industry.  For a majority of his career he was Vice President and Controller of Barrick Gold Corporation, currently the largest gold mining company.  At Barrick, he was responsible for all of its financial reporting requirements, planning as well as being involved in related aspects of business acquisitions, financings and mine development activities. Most recently Mr. Falzon was Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick’s SOX 404 compliance and internal audit functions.

The Corporation does not have an executive committee.

The Corporation has an Audit Committee, as required by the QCA, by the “Exchange Act” and Rule 10A-3 thereunder (“Rule 10A-3”) and by the American Stock Exchange (the “AMEX”), and its members are Andre Falzon (Chair), Frank Conte and Kent Noseworthy.  See "Section IV - Corporate Governance - Committees of the Board of Directors - Audit Committee".

Kent Noseworthy (Chair), Frank Conte and Canek Rangel comprise the Nominating & Corporate Governance Committee of the Board of Directors.  See "Section IV – Corporate Governance – Committees of the Board of Directors - Nominating & Corporate Governance Committee”.

Frank Conte (Chair), Kent Noseworthy and Canek Rangel comprise the Compensation Committee of the Board of Directors.  See "Section IV - Corporate Governance - Committees of the Board of Directors - Compensation Committee".

Canek Rangel (Chair), Rene Marion and Kent Noseworthy comprise the Environmental, Health & Safety Committee of the Board of Directors.  See “Section IV – Corporate Governance – Committees of the Board of Directors – Environmental, Health & Safety Committee”.

Re-Appointment of Auditor

The Board of Directors recommends that KPMG LLP, Chartered Accountants, be re-appointed as Gammon Gold’s auditor to hold office until the close of the next Annual Meeting and that the Board of Directors be authorized to fix their renumeration.

Representatives of KMPG LLP will be present at the Meeting.  See “Section IV – Corporate Governance – Audit Committee – External Auditor Service Fees (By Category)”.

Approval of Amendments to the Stock Option Plan

On May 26, 2008, the Board of Directors approved the following amendments to the Corporation’s Stock Option Plan for directors, officers, employees and consultants (the “Stock Option Plan”):

a)

to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by 1,100,000 common shares from 22,500,000 to 23,600,000 common shares to allow for stock options which have been allocated to new management and personnel in the field;

b)

to update the formula for determining the market price of the common shares, which is used to determine the minimum permissible exercise price for granted under the Stock Option Plan, to the formula consistent with the current practice of the Toronto Stock Exchange (the “TSX”), namely that market price will be the volume-weighted average trading price of the common shares for the five (5) trading days immediately preceding the date upon which the stock option is granted as reported by the TSX, or, if the common shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the common shares are listed or quoted, as the case may be;

c)

to increase the maximum period during which stock options granted under the Stock Option Plan may be exercised from five (5) years to seven (7) years;

d)

to specify that stock options granted under the Stock Option Plan must vest not less frequently than over a period of not less than four (4) years, in equal instalments on each anniversary of the date of grant;

e)

to amend the provisions dealing with the expiry of options for persons who cease to be directors, officers or employees of the Corporation, such that: (i) if an optionee is dismissed for cause, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Corporation (and its subsidiaries) on his own accord, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, all of his options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of death; and (v) if an optionee ceases to work for the Corporation (or its subsidiaries) by reason of permanent disability or retirement under any retirement plan of the Corporation or any subsidiary, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of deemed termination of employment, but if the optionee should die during that three (3) month period, then his vested options will be extended for three (3) month following the date of death;

f)

to amend the amendment provisions of the Stock Option Plan so that, subject to applicable regulatory approval (including approval by the TSX), the Board of Directors may from time to time amend or revise the terms of the Stock Option Plan (or any option granted thereunder) or may terminate the Stock Option Plan (or any option granted thereunder) at any time provided, however, that no such action may in any manner adversely affect an optionee’s rights under any outstanding stock option unless the optionee consents to such an amendment, and that any amendment which requires shareholder approval under the rules and policies of the principal stock exchange on which the common shares are listed and trading will be subject to such shareholder approval; and

g)

to update certain statutory references and defined terms (including “Consultant” and “Subsidiary”) intended to mirror the provisions of applicable laws, regulations, rules and policies.

The purpose of the foregoing proposed amendments is to allow the Corporation to continue to use stock options as an incentive for directors, officers, employees and consultants, which it cannot do at present because there are only 2,200 stock options available for granting under the Stock Option Plan.  Additional options are required as a cost-effective aid to staff retention, particularly in Mexico where there is high turnover due to the competitive nature of the industry.  Under the existing (unamended) Stock Option Plan, 16,247,800 stock options have been granted and exercised; 389,500 stock options have been granted and expired; 6,250,000 stock options have been granted but not exercised; and 2,200 stock options remain available for future granting.  Since July 2007, the Board of Directors has granted, subject to shareholder approval, 1,087,000 additional stock options in excess of the maximum permitted under the existing Stock Option Plan.  These new options will not be exercisable unless and until the shareholders of the Corporation approve the foregoing proposed amendments to the Stock Option Plan.  If the shareholders do not approve such amendments, the additional stock options will be cancelled.  The terms of the additional stock options are set out in the following table.

Holders	Number of Shares Under Option (#)	Exercise Price ($/share)	Date of Grant	Expiry Date
Officers & Directors	50,000 25,000 25,000 15,000 20,000	13.00 9.21 6.56 6.16 9.94	July 16, 2007 October 22, 2007 January 28, 2008 February 16, 2008 May 26, 2008	July 16, 2012 October 22, 2012 January 28, 2013 February, 2013 May 26, 2015
Employees	4,000 10,000 6,000 30,000 897,000	9.21 9.00 6.56 8.08 9.94	October 22, 2007 September 7, 2007 January 28, 2008 April 16, 2008 May 26, 2008	October 22, 2012 September 7, 2012 January 28, 2013 April 16, 2013 May 26, 2015
Consultants	5,000	8.20	December 11, 2007	December 11, 2012
Total	1,087,000

The additional stock options have been allocated as set out in the table below:

Recipient Group	Number of Participants	Number of Options	% of Total Allocated
Corporate Office – Halifax(1)	11	207,000	19.0%
Regional Chihuahua Office - Mexico(1)	3	105,000	9.7%
Field Staff – Ocampo and El Cubo - Mexico	40	775,000	71.3%

Notes:

(1)

The senior executives of the Corporation (CEO, COO, CFO and President & Chairman) have not received any options in the 2008 allocation being presented for approval by shareholders.

The following table sets out the number of stock options granted and exercised, granted and expired, granted and not exercised, and available for granting under the amended Stock Option Plan, assuming that the foregoing amendments to the Stock Option Plan are approved by the shareholders.

Options granted since inception of the Stock Option Plan and either exercised or outstanding	22,497,800
Options granted subject to shareholder approval	1,087,000
Total	23,584,800
Options exercised since inception of the Stock Option Plan	16,247,800
Options granted but not exercised	7,337,000
Options available for future granting	15,200
Total	23,600,000

The amendments are also intended to make the Stock Option Plan conform more closely to current practice and the rules of the TSX (see the provisions on determining exercise price, duration of options, vesting and the expiry of options held by persons leaving the Corporation).

With respect to the amendment provisions of the plan, the purpose of the proposed amendment is to make it clear that the Board of Directors can change any provision of the Stock Option Plan or of a stock option granted under the Stock Option Plan, or terminate the Stock Option Plan, except that: (i) where such action may in any manner adversely affect an optionee’s rights under any outstanding stock option, such action will require such optionee’s consents; and (ii) where the rules and policies of the principal stock exchange on which the common shares are listed and trading require shareholder approval for such action, such action may not be taken without shareholder approval. Previously, the Stock Option Plan allowed the Board of Directors to make any amendment except where it would adversely affect an optionee’s rights under any outstanding stock option, without specifying when shareholder approval would be required.  The rules and policies of the TSX currently require shareholder approval for (i) any change to the amendment provisions of the Stock Option Plan, (ii) any change to the maximum number of common shares which may be reserved under the Stock Option Plan, (iii) a reduction in the exercise price of stock options granted to an insider of the Corporation, and (iv) an extension of the term of stock options granted to an insider of the Corporation.  All other changes do not require shareholder approval.  For example, the Board of Directors may, in its discretion and without limitation, make any of the following changes without shareholder approval:

a)

minor changes of a "house-keeping nature";

b)

amending the terms of stock options granted under the Plan, including the duration of the options (provided that such duration may not exceed ten years from the date the option is granted, and provided such option is not held by an insider of the Corporation), vesting period, exercise method and frequency, exercise price (provided that such option is not held by an insider of the Corporation) and method of determining the exercise price, assignability and effect of termination of a participant’s directorship, office, employment or consultancy relationship;

c)

changing the class of participants eligible to participate under the Stock Option Plan;

d)

advancing the date on which any option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date the option is granted;

e)

changing the terms and conditions of any financial assistance which may be provided by the Corporation to participants to facilitate the purchase of common shares under the Stock Option Plan; and

f)

adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying common shares from the Stock Option Plan reserve.

The proposed amendments to the Stock Option Plan are subject to approval by the shareholders of the Corporation at the Annual and Special Meeting.  The full text of the Stock Option Plan, reflecting the proposed amendments, as well as the proposed ordinary resolution approving the amendments to the Stock Option Plan are attached to the Management Information Circular as Schedules “B” and “C”, respectively.

Approval of Future Amendment to the Stock Option Plan

The Board of Directors also proposed that, if the foregoing amendments to the Stock Option Plan are approved by the shareholders of the Corporation, the Stock Option Plan be amended again, effective as of January 1, 2009, to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by an additional 1,400,000 common shares from 23,600,000 to 25,000,000 common shares.  This amendment would allow for a second allocation of 1,400,000 stock options in 2009 and 2010 to current or prospective members of the senior leadership team (these are members of management below the level of the chief officers and above the level of supervisors) and head office/field staff (anyone from the level of supervisor down) in accordance with the incentive policy adopted by the Board of Directors on May 5, 2008.  The Senior Executives (CEO, COO, CFO and President & Chairman) have not received any options in the 2008 allocation being presented for approval by shareholders. The Board of Directors has not yet allocated such additional options to specific persons or determined their terms, but the allocation and the terms will be determined in accordance with the Stock Option Plan and the incentive policy.

The following table sets out the number of stock options granted and exercised, granted and expired, granted and not exercised, and available for granting under the amended Stock Option Plan, assuming that the foregoing amendments to the Stock Option Plan are approved by the shareholders.

Options granted since inception of the Stock Option Plan and either exercised or outstanding	23,584,800
Options to be granted during 2009 and 2010 subject to shareholder approval	1,400,000
Total	24,984,800
Options exercised since inception of the Stock Option Plan	16,247,800
Options granted but not exercised	7,337,000
Options available for future granting	1,415,200
Total	25,000,000

The foregoing proposed amendment is subject to approval by the shareholders of the Corporation at the Annual and Special Meeting, but if approved will not become effective until January 1, 2009.  The full text of the proposed ordinary resolution approving the amendment to the Stock Option Plan in 2009 is attached to the Management Information Circular as Schedule “D”.

Confirmation of Amendment to the General By-Law of the Corporation

The Board of Directors of the Corporation has amended the general By-Law of the Corporation to correct an error in it.  The Articles of the Corporation provide that the Corporation shall have a minimum of three (3) and a maximum of nine (9) directors.  The general By-Law of the Corporation currently provides that the Corporation shall have a minimum of three (3) and a maximum of eleven (11) directors.  Since the Articles of the Corporation take precedence over the general By-Law, the general By-Law will need to be amended to conform to the Articles (the “By-Law Amendment”).  At the meeting, shareholders of the Corporation will be asked to pass an ordinary resolution confirming the By-Law Amendment.

The full text of the By-Law Amendment and the proposed ordinary resolution confirming the By-Law Amendment are attached to this Management Information Circular as Schedules “E” and “F”, respectively.

SECTION III – EXECUTIVE COMPENSATION AND OTHER INFORMATION

Except as disclosed herein, the Company has no other arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for cormmittee participation, involvement in special assignments or for services as a consultant or expert during the most recentIy completed financial year or subsequently, up to and including the date of this Information Circular.

Compensation of the Directors

Retainers and Meeting Participation Fees

The role of the Board of Directors has changed considerably in recent years. Boards today have greater responsibility and strategic involvement in organizations and are experiencing increased demands from shareholders and institutional investors. Their exposure to risk and associated liability issues have also increased. As a result of these increased demands and responsibilities, the Corporation has undertaken a review to provide an assessment of the Corporation's Board compensation practices and provide comparative Board compensation practices with peer group companies. While the Nominating & Corporate Governance Committee has not completed its review, it is expected that, based on trends in comparative director compensation data for similarly sized companies within the mining industry, it will recommend that the annual retainers for directorships and committee chairmanships be increased for 2008.

Directors of the Corporation who were not employees of the Corporation were remunerated for services provided during the year ended December 31, 2007 in the following aggregate amounts:

• Annual fees	$ nil
• Annual fees paid to the Chair of any committee of the Board of Directors	$ nil
• Attendance fees, per meeting of the Board of Directors and Audit Committee
(Independent Directors Only)	$750
• Attendance fees, per meeting for all other Committees of the Board of Directors
(Independent Directors Only)	$500

The following table set out the total Board and Committee attendance fees paid to independent directors as at December 31, 2007:

Director	Annual Retainer ($)	Annual Retainer, Committee Chair ($)	Meeting Attendance Fees ($)
			Board	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Environmental, Health & Safety Committee
Dale Hendrick(1)	Nil	Nil	6,000	3,000	1,000	1,500	1,000
Frank Conte(3)	Nil	Nil	6,750	3,000	2,500	1,500	-
Kent Noseworthy	Nil	Nil	6,000	3,000	2,500	1,500	1,000
Canek Rangel(2)	Nil	Nil	5,250	3,000	2,000	-	-

Notes:

(1)

Dale Hendrick only became a member of the Compensation Committee on August 9, 2007, and resigned in December 2007

(2)

Canek Rangel was not a member of the Nominating & Corporate Governance Committee or the Environmental, Health & Safety Committee in 2007

(3)

Frank Conte was not a member of the Environmental, Health & Safety Committee in 2007

The following table sets out Board and Committee attendance for all directors as at December 31, 2007:

Director	Meeting Attendance
	Board	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Environmental, Health & Safety Committee
Dale Hendrick(5)	8 of 9 (89%)	4 of 4 (100%)	2 of 5 (40%)	3 of 3 (100%)	2 of 2 (100%)
Frank Conte	9 of 9 (100%)	4 of 4 (100%)	5 of 5 (100%)	3 of 3 (100%)
Kent Noseworthy	8 of 9 (89%)	4 of 4(100%)	5 of 5 (100%)	3 of 3 (100%)	2 of 2 (100%)
Alejandro Caraveo(6)	6 of 9 (67%)	-	-	-	-
Canek Rangel	7 of 9 (78%)	4 of 4 (100%)	4 of 5 (80%)	-	-
Fred George(1)	9 of 9 (100%)	-	-	-	-
Russell Barwick(1)(2)	4 of 9 (45%)	-	-	-	2 of 2 (100%)
Colin Sutherland(1)(3)	5 of 9 (56%)	-	-	-	-
Luis Chavez(1)(4)	3 of 9 (33%)	-	-	-	-

Notes:

(1)

Fred George, Russell Barwick and Luis Chavez are not independent directors and therefore do not sit on any of the Board’s Committees.  In addition, in order to be considered independent a member of the Board of Directors must meet the AMEX definition of independence, as explained in the AMEX Company Guide, Sec. 803. “Independent Directors and Audit Committee”

(2)

Russell Bawick was appointed Chief Executive Officer on April 3, 2007, replacing Bradley Langille.  Russell Barwick has since resigned from the Chief Executive Officer Position and was replaced by Rene Marion on October 25, 2007

(3)

Colin Sutherland resigned as director of the Board on May 1, 2007

(4)

Dr. Chavez was appointed to the Board on July 16, 2007, replacing Alejandro Caraveo

(5)

Dale Hendrick only became a member of the Compensation Committee on August 9, 2007, and resigned in December 2007.  Mr. Andre Falzon was appointed in Mr. Hendrick’s place on March 27th, 2008

(6)

Alejandro Caraveo resigned from the Board in July 2007

Officers of the Corporation

The following table sets out the officers of the Corporation and, as of May 26, 2008, the number of common shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Gammon.

Officers

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options
FRED GEORGE Resident of Bedford, Nova Scotia Chairman and President He has been a Director of Gammon since 1996	1,205,800	4,215,977
RENE MARION, P.ENG(1) Resident of Hammonds Plains, Nova Scotia Chief Executive Officer He has been a Director of Gammon since 2008	10,000	500,000(2)
SCOTT PERRY, CPA(3) Resident of Halifax, Nova Scotia Chief Financial Officer	5,300	300,000(4)
RUSSELL TREMAYNE(5) Resident of Chihuahua City, Mexico Chief Operating Officer	Nil	200,000(6)
LUIS CHAVEZ, PHD Resident of Chihuahua City, Mexico Corporate Director of Mexican Operations He has been a Director of Gammon since 2007	Nil	75,000(7)
DANA HATFIELD, CA Resident of Bedford, Nova Scotia Vice President of Finance	Nil	60,000(7)

Notes:

(1)

Mr Marion was appointed Chief Executive Officer on October 25, 2007, replacing Mr. Russell Barwick.

(2)

These options were granted to Mr. Marion as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.

(3)

Mr. Perry was appointed Chief Financial Officer in February 2008, replacing Mr. Glenn Hynes who resigned on January 28, 2008.

(4)

These options were granted to Mr. Perry as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.

(5)

Mr. Tremayne was appointed Chief Operating Officer on January 28, 2008, replacing Mr. David Keough.

(6)

100,000 of these options were granted to Mr. Tremayne as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.

(7)

These options are subject to the shareholders of the Corporation approving certain amendments to the Stock Option Plan as described under  “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”.

Summary Compensation Table

The following table sets out, for the three most recently completed financial years ended December 31, 2007, the compensation paid to or earned by each of the following officers of the Corporation: (i) each person who was the Chief Executive Officer in 2007; (ii) each person who was the Chief Financial Officer in 2007; and (iii) the other three most highly compensated "executive officers" of the Corporation (as that term is defined by applicable securities legislation) whose total salary and bonus for 2007 exceeded CAD$150,000 (the “Named Executive Officers”).

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)(3)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
FRED GEORGE Chairman and President	Dec 31, 2007 Dec 31, 2006 Dec 31, 2005	1,055,322 600,616 169,231	636,281 727,620 230,000	nil nil nil	nil nil 200,000(2)	- - -	- - -	- - -
BRAD LANGILLE Former Chief Executive Officer	Dec 31, 2007 Dec 31, 2006 Dec 31, 2005	232,280(4) 300,308 84,615	nil(4) 363,510 115,000	nil nil nil	nil nil 720,000(2)	- - -	- - -	1,772,174(5) - -
RUSSELL BARWICK Former Chief Executive Officer	Dec 31, 2007	415,769(6)	29,000(6)	nil	1,000,000(7)	-	-	-
RENE MARION Chief Executive Officer	Dec 31, 2007	72,308(8)	40,000(8)	nil	500,000(9)	-	-	-

COLIN SUTHERLAND Former Chief Financial Officer	Dec 31, 2007 Dec 31, 2006 Dec 31, 2005	76,923(10) 123,923 25,385(12)	nil(10) 100,000 13,043(12)	nil nil nil	nil nil nil	- - -	- - -	643,630(11) - -
GLENN HYNES Former Chief Financial Officer	Dec 31, 2007	196,730(13)	120,000(13)	nil	100,000(14)	-	-	-(15)
JOHN C. THORNTON Former Chief Operating Officer	Dec 31, 2007 Dec 31, 2006 Dec 31,2005	97,154(16) 226,570 121,305(17)	nil 19,563 15,833(17)	nil nil nil	nil nil nil	- - -	- - -	- - -
DAVE KEOUGH Former Chief Operating Officer	Dec 31, 2007	180,000(18)	145,000(18)	nil	100,000(19)	-	-	-

Notes:

(1)

These amounts represent either salary or consulting fees paid to the Named Executive Officer or consulting companies associated with the Named Executive Officers.

(2)

Options to purchase common shares granted pursuant to the Corporation’s Stock Option Plan.  See, “Section III – Executive Compensation and Other Information – Stock Option Plan”.

(3)

The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers’ respective salary and bonuses in any year.

(4)

These amounts represent the salary and bonus earned by Mr. Langille from January 1, 2007 to April 3, 2007. Mr. Langille acted as the Chief Executive Officer of the Corporation from 1998 to April 3, 2007 and was succeeded by Russell Barwick.  Mr. Langille’s annual salary for 2007 was set at $500,000.

(5)

Severance paid to Mr. Langille upon resignation in accordance with his employment contract.

(6)

These amounts represent the salary and bonus earned by Mr. Barwick from April 3, 2007 to September 30, 2007.  Mr. Russell Barwick acted as the Chief Executive Officer of the Corporation from April 3, 2007 to September 30, 2007 and was succeeded by Rene Marion, who is the current Chief Executive Officer. Mr. Barwick’s annual salary for 2007 was set at $800,000.

(7)

These options were granted to Mr. Barwick as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.  One third of these options vested upon completion of Mr. Barwick’s probabtionary period (3 months) and remain outstanding, the remaining 666,667 have been cancelled.

(8)

These amounts represent the salary and bonus earned by Mr. Marion from October 25, 2007, when he became the Chief Executive Officer of the Corporation, to December 31, 2007.  Mr. Marion’s annual salary for 2007 was set at $400,000.

(9)

These options were granted to Mr. Marion as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.

(10)

This amount represents the salary earned by Mr. Sutherland from January 1, 2007 to May 1, 2007. Mr. Sutherland acted as the Chief Financial Officer of the Corporation from May 2004 to May 1, 2007, and was succeeded by Glenn Hynes. Mr. Sutherland’s annual salary for 2007 was set at $200,000.

(11)

Severance paid to Mr. Sutherland upon his resignation as per the terms outlined in his employment contract.

(12)

These amounts represent the salary and bonus earned by Mr. Sutherland from August 1, 2005 to December 31, 2005.

(13)

These amounts represent the salary and bonus earned by Mr. Hynes from May 2, 2007 to December 31, 2007.  Mr. Hynes acted as the Chief Financial Officer of the Corporation from May 2, 2007 to January 28, 2008, and was succeeded by Scott Perry.  Mr. Hynes’s annual salary for 2007 was set at $300,000.

(14)

These options were granted to Mr. Hynes as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.  All 100,000 were cancelled upon Mr. Hynes’ resignation.

(15)

Upon his resignation on January 28, 2008, Mr. Hynes was paid $384,375 as severance in accordance with his employment contract.  This number is not reported in the table as it was not earned or paid in 2007.

(16)

Mr. Thornton’s salary was paid in US$ and for the above table has been converted to CAD$ using the currency exchange rate of CAD$1 = US$1.012 in effect on December 31, 2007. This amount represents the salary earned by Mr. Thornton from January 1, 2007 to July 3, 2007.  Mr. Thornton’s annual salary for 2007 was set at US$188,646. Mr. Thornton acted as the Chief Operating Officer of the Corporation from August 1, 2005 to July 3, 2007, and was succeeded by Dave Keough.   Following his resignation as Chief Operating Officer, Mr. Thornton continued to provide services to the Corporation as a consultant until the expiry of his consulting contract on January 25, 2008 for a consulting fee of US$48,684.56 for work done in 2007.

(17)

These amounts represent the salary and bonus earned by Mr. Thornton from August 1, 2005 to December 31, 2005.

(18)

These amounts represent the salary and bonus earned by Mr. Keough from July 3, 2007 to December 31, 2007. Mr. Keough acted as the Chief Operating Officer of the Corporation from July 3, 2008 to January 28, 2008, and was succeeded by Russell Tremayne succeeded Mr. Keough as the Chief Executive Officer of the Corporation Mr. Keough’s annual salary for 2007 was $360,000.

(19)

These options were granted to Mr. Keough as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.  All 100,000 were cancelled upon Mr. Keough’s termination.

The following table sets forth information concerning the aggregated stock options granted to the executive officers of the Corporation during the year ended December 31, 2007.

AGGREGATED OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2007

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
FRED GEORGE	nil	nil	nil	nil	-
BRAD LANGILLE	nil	nil	nil	nil	-
RUSSELL BARWICK	1,000,000(1)	59%	$20.35	$20.35	April 2, 2012
RENE MARION	500,000(2)	29%	$9.42	$9.42	October 25, 2012
COLIN SUTHERLAND	nil	nil	nil	nil	-
GLENN HYNES	100,000(3)	6%	$18.40	$18.40	April 30, 2012
JOHN THORNTON	nil	nil	nil	nil	-
DAVE KEOUGH	100,000(4)	6%	$13.46	$13.46	July 3, 2012

Notes:

(1)

These options were granted to Mr. Barwick as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval. One third of these options vested upon completion of Mr. Barwick’s probabtionary period (3 months) and remain outstanding, the remaining 666,667 have been cancelled.

(2)

These options were granted to Mr. Marion as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.

(3)

These options were granted to Mr. Hynes as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.  All 100,000 were cancelled upon Mr. Hynes’ resignation.

(4)

These options were granted to Mr. Keough as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.  All 100,000 were cancelled upon Mr. Keough’s termination.

The following table sets forth information concerning the aggregated stock options exercised by the executive officers of the Corporation during the year ended December 31, 2007.

AGGREGATED OPTION EXERCISES AS AT DECEMBER 31, 2007

AND FINANCIAL YEAR-END OPTION VALUES – 2007

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007(1) (#) Exercisable/ Unexercisable	Value Unexercised In-the Money Options at December 31, 2007 ($)(1) Exercisable/ Unexercisable
FRED GEORGE	nil	nil	4,215,977/nil	12,081,538/nil
BRAD LANGILLE	753,000	8,782,130	3,008,800/nil	4,567,942/nil
RUSSELL BARWICK	nil	nil	333,333/nil	nil/nil
RENE MARION	nil	nil	nil/500,000	nil/nil
COLIN SUTHERLAND	nil	nil	195,500/nil	242,400/nil
GLENN HYNES	nil	nil	nil/100,000	nil/nil
JOHN THORNTON	nil	nil	100,000/nil	92,000/nil
DAVE KEOUGH	nil	nil	nil/100,000	nil/nil

Notes:

(1)

On December 31, 2007, the last trading day of the 2007 financial period, the closing price of the common shares on the TSX Exchange was $7.96.

Employment and Change of Control Agreements

Gammon has an employment contract with its President & Chairman, Fred George, whereby Mr. George is to provide his services to Gammon for an indefinite term, at an current annual salary of US$1,000,000.  In addition, Mr. George shall be entitled to an annual bonus (the "Bonus") for each Year of Employment. The annual bonus shall be no less than 25% of the annual salary and no greater than 150% of the annual salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. The contract may be terminated with ninety (90) days notice in writing of the intention to terminate this Agreement or immediately under a change of control, or such greater period as prescribed by law, without further obligation to Mr. George other than those obligations of Gammon, and in the event of termination without cause Mr. George shall be entitled to receive in respect of his entitlement to Basic Salary and Bonus, and Gammon shall be required to pay in respect thereof, only that proportion of the Salary (and such bonus remuneration) in respect of the Year of Employment in which the effective date of the termination of employment occurs that the number of days elapsed from the commencement of such Year of Employment to the effective date of termination is to 365. If there is a change of control of Gammon (whether by sale to an unrelated third party, a hostile take-over, a merger, or a significant change to the senior management of Gammon in the President and CEO positions), Mr. George shall be entitled to receive from Gammon, in addition to accrued but unpaid Salary and Bonus remuneration, if any, and any entitlement in respect of vacation, a lump sum payment (the "Severance Payment") equal to 2.5 times his annual base salary and bonus, less any statutorily required deductions and amounts owing by Mr. George to Gammon for any reason. The Severance Payment shall be paid by Gammon to Mr. George within thirty (30) days after the Effective Date of Termination, or immediately in the event of a change of control, where immediately is defined as within 7 calendar days.

Gammon has an employment contract with its Chief Executive Officer, Rene Marion, whereby Mr. Marion is to provide his services to Gammon at a current annual salary of $500,000.  In addition, Mr. Marion shall be entitled to an annual bonus (the "Bonus") for each Year of Employment. The annual bonus shall be between 0% and 100% of total annual salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. A bonus of 50,000 Gammon common shares shall be granted to Mr. Marion, these common shares will be held in escrow for one year from Mr. Marion’s effective start date. Should Mr. Marion be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or Remuneration Package; or no longer report directly to the President & Chairman and the board of Gammon; then, subject to regulatory approval, Mr. Marion shall be immediately entitled to the equivalent of 30 months of annual salary, and have all granted stock options previously issued or otherwise entitled to by Gammon or Gammon controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure, and the Gammon bonus common shares shall be made available for immediate vesting if still held in escrow.

Gammon has an employment contract with its Chief Financial Officer, Scott Perry, whereby Mr. Perry is to provide his services to Gammon at a current annual salary of $350,000.  In addition, Mr. Perry shall be entitled to an annual bonus (the "Bonus") for each Year of Employment. The annual bonus shall be between 0% and 100% of total annual salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. A bonus of 45,000 Gammon common shares shall be granted to Mr. Perry, these common shares will be held in escrow for one year from Mr. Perry’s effective start date. Should Mr. Perry be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or Remuneration Package; or no longer reporting directly to the Chief Executive Officer and the board of Gammon, then, subject to regulatory approval, Mr. Perry shall be immediately entitled to the equivalent of 30 months of annual salary, and have all granted share options previously issued or otherwise entitled to by Gammon or Gammon controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure, and the Gammon bonus common shares shall be made available for immediate vesting if still held in escrow.

Gammon has an employment contract with its Chief Operating Officer, Russell Tremayne, whereby Mr. Tremayne is to provide his services to Gammon at an annual salary of $300,000.  In addition, Mr. Tremayne is also entitled to an annual bonus for each Year of Employment, equal to between 0% and 100% of total annual salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. Should Mr. Tremayne be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or Remuneration Package; and no longer reporting directly to the Chief Executive Officer, then, subject to regulatory approval, Mr. Tremayne shall be immediately entitled to the equivalent of 30 months of annual salary, and have all stock options previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term.

The Corporation had an employment contract with its former Chief Financial Officer, Glenn Hynes, at an annual salary of $300,000.  In addition, Mr. Hynes was also entitled to an annual bonus for each year of employment, equal to a minimum of 40% of his annual salary and payable at the discretion of the Compensation Committee of the Board of Directors. The contract provided that should Mr. Hynes be terminated for any reason other than just cause, which shall include the failure to file interim or annual financial information of Gammon on a timely basis as required by applicable securites law stock exchange requirements, except as a result of matters outside the control of Mr. Hynes, or significant act of misconduct, subject to any change of corporate control of Gammon (being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise); subject to materially diminished duties, responsibilities and/or remuneration package; or be requested to relocate to a destination or location other than Halifax or Toronto with out Mr. Hynes’ express agreement, then, subject to regulatory approval, Mr. Hynes shall be immediately entitled to the equivalent of 30 months of annual salary, and have all stock options previously granted be made available for immediate vesting and exercise.  This contract was terminated on January 28, 2008 when Mr. Hynes ceased to be the Chief Financial Officer of the Corporation, and all entitlements owing to Mr. Hynes under the contract have been paid.

The Corporation had an employment contract with its former Chief Operating Officer, Dave Keough at an annual salary of $360,000.  In addition, Mr. Keough was entitled to an annual bonus for each year of employment, equal to between 0% and 65% of his annual salary and payable at the discretion of the Compensation Committee. The contract provided that should Mr. Keough be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct, subject to any change of corporate control of Gammon (being an acquisition by a third part of at least 50% of the voting shares of Gammon, whether by takeover bid, plan of arrangement, business combination or otherwise), requested to relocate to a destination or location other than Halifax or Toronto without Mr. Keough’s express agreement, subject to materially diminished duties, responsibilities and/or remuneration package or the then-present Chief Executive Officer, Russell Barwick, no longer being employed by Gammon, then, subject to regulatory approval, Mr. Keough shall be immediately entitled to the equivalent of two years of annual salary, and have all stock options previously granted to him be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their term.  This contract was terminated on January 28, 2008 when Mr. Keough ceased to be the Chief Operating Officer of the Corporation, and all entitlements owing to Mr. Keough under the contract have been paid.

Directors' and Officers' Insurance and Indemnification

The Corporation, together with its subsidiary companies, maintain Directors & Officers liability insurance for the benefit of its Directors & Officers and the Corporation when permitted by law. The amount of insurance purchased in 2007 was US$20,000,000, in aggregate limit (US$10,000,000, primary and US$10,000,000, excess).  The policy has two retention clauses applicable under the Corporate Indemnity Coverage:  one of US$250,000 for all Securities Claims regardless of whether filed in Canada or the USA, and U.S.$100,000 for all other Claims also regardless or where they are filed.  There is no retention applicable for individual directors and officers where indemnification is not provided by the Corporation.  The policies are written on a claims made basis.   In 2007, the premiums of insurance for primary coverage was US$119,500 and US$85,000 for excess coverage and did not distinguish between directors as a group or officers as a group.

In accordance with the provisions of the Companies Act (Quebec), Gammon's by-laws provide that Gammon shall indemnify a director, senior executive or officer, a former director, senior executive or officer, or a person who acts or acted at the request of the Company as a director, senior executive or officer of a body corporate of which the Company is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Company or my such body corporate) and the heirs and legal representatives of such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director, senior executive or officer of the Company or such body corporate, if he acted honestly and in good faith with a view to the best in interests of the company; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty he had reasonable grounds for believing that his conduct was lawful.

Stock Option Plan

Gammon has a Stock Option Plan, adopted in accordance with the requirements of The Toronto Stock Exchange (the "TSX"), for its directors, officers, employees and consultants.

The following table sets forth, as at December 31, 2007, information concerning securities authorized for issue under the Stock Option Plan, which is the only equity compensation plan of the Corporation.

	Number of Securities to be Issued Upon Exercise of Outstanding Options since the inception of the Plan	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))

Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the only such plan is the Stock Option Plan)	9,544,920	$6.35	102,200(1)
Equity compensation plans not approved by security holders (the Corporation does not have any such plan)	N/A	$N/A	N/A

Notes:

(1)

Assumes that (i) the maximum number of common shares that can be issued under the Stock Option Plan is 22,500,000.

As of May 5, 2008, under the existing (unamended) Stock Option Plan, 16,247,800 stock options have been granted and exercised, 389,500 stock options have been granted and expired, 6,250,000 stock options have been granted but not exercised, and 2,200 stock options remain available for future granting.

On May 5, 2008, the Board of Directors approved, subject to shareholder approval, an amendment to the Stock Option Plan to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by 1,100,000 common shares from 22,500,000 to 23,600,000 common shares.  Since July 2007, the Corporation has also granted, subject to shareholder approval, a total of 1,087,000 new stock options in excess of the maximum permitted under the existing Stock Option Plan.  See “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”.  If such amendments and grants are approved by the shareholders, there will be a maximum of 23,600,000 common shares reserved for issuance pursuant to the exercise of options granted under the Stock Option Plan since its inception, of which 16,247,800 will have been issued under options already granted and exercised, 7,337,000 will be reserved for issuance under stock options which have been granted but not yet exercised, 15,200 will remain available for options yet to be granted, and the weighted average exercise price of the outstanding stock options will be $7.20.

In addition, the Board of Directors proposes to reserve an additional 1,400,000 stock options for possible allocations from the date of this AGM and in 2009 and 2010 to field personnel, the senior leadership team and head office staff, subject to the shareholders of the Corporation approving an amendment to the Stock Option Plan to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by 1,400,000 common shares from 23,600,000 to 25,000,000 common shares, as described under  “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”.  If such amendments and grants are approved by the shareholders, there will be a maximum of 25,000,000 reserved for issuance pursuant to the exercise of options granted under the Stock Option Plan, since its inception, of which 1,400,000 common shares will be available for issuance under stock options which have not yet been granted.

The following table sets forth details with respect to the total number of common shares issuable under the Corporation’s various security-based compensation arrangements. This table assumes that the shareholders will approve (i) the increase in the maximum number of common shares which can be issued under the Stock Option Plan as discussed in, “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”.

	Total	Percentage of Issued and Outstanding Common Shares (1)
Common shares eligible for issuance under the Stock Option Plan	23,600,000	19.94%
Common shares eligible for issuance pursuant to stock options actually granted and currently outstanding under the Stock Option Plan	23,584,800	19.93%

Notes:

(1)

Calculated on the basis of 118,326,068 common shares outstanding as of May 21, 2008.

The purpose of the Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

The Stock Option Plan is administered by the Board of Directors.  The principal terms of the Stock Option Plan are as follows:

a)

Directors, officers, employees and consultants are eligible for the grant of stock options under the Stock Option Plan.

b)

The maximum number of common shares which may be issued under the Stock Option Plan shall not exceed 22,500,000, subject to adjustment.  Under the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”, this maximum will be increased to 23,600,000 common shares.  Under the amendments described in “Section II – Business of the Meeting – Approval of Future Amendment to the Stock Option Plan”, this maximum will again be increased to 25,000,000 common shares effective as of January 1, 2009. The maximum number of common shares with respect to which grants may be made under the Stock Option Plan and any other security based compenstion arrangements to any one (1) optionee or his or their associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued and outstanding common shares.  The maximum number of common shares issuable to insiders (as defined in the Securities Act (Ontario)) of the Corporation and their associates under the Stock Option Plan and other security based compensation arrangements shall not exceed 10% of the issued and outstanding common shares.  The maximum number of common shares issued to insiders of the Corporation and their associates under the Stock Option Plan within any one (1) year period, when taken together with any other security-based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issued and outstanding common shares.

c)

The exercise price of the stock options granted under the Stock Option Plan will be not less than the market value of the common shares on the date of grant.  The market price of the common shares means the closing board lot sale price of the common shares on the TSX on the business day immediately preceding the date of grant and, if there was not a board lot sale on the TSX on such date, then the last board lot sale prior thereto.  Under the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”, the market price of the common shares will be defined as the volume-weighted average trading price of the common shares for the five trading days immediately preceding the date upon which the stock option is granted as reported by the TSX, or, if the common shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the common shares are listed or quoted, as the case may be.

d)

Stock options are exercisable for a maximum period of five (5) years from the date of grant or such shorter period as may be determined at the time of the grant.  Under the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”, the maximum period will be increased to seven (7) years.

e)

Stock options granted under the Stock Option Plan are not assignable.

f)

Stock options terminate thirty (30) days after the participant is no longer an employee, consultant, officer or director of the Corporation, except where the participant is an employee who is dismissed for cause, whereupon the options terminate immediately, and where the participant is retired, permanently disabled or deceased, whereupon the options terminate ninety (90) days after the date of such event.  Under the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan” this will be changed as follows: (i) if an optionee is dismissed for cause, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Corporation (and its subsidiaries) on his own accord, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, all of his options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of death; and (v) if an optionee ceases to work for the Corporation (or its subsidiaries) by reason of permanent disability or retirement under any retirement plan of the Corporation or any subsidiary, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of deemed termination of employment, but if the optionee should die during that three (3) month period, then his vested options will be extended for three (3) month following the date of death.

g)

Stock options will vest (become exercisable) at such times and in such amounts as the Board of Directors determines at the time of grant.  Typically, stock options granted under the Stock Option Plan have vesting requirements which consist of one year of service from the date of grant to be eligible to exercise one-half of the stock options, and two years of service from the date of grant to be eligible to exercise the remaining one-half of the stock options.  Under the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”, stock options granted under the Stock Option Plan after the amendments may not vest at a rate faster than over a four (4) year period from the date of grant, in equal instalments on each anniversary of the date of grant.

h)

The Board of Directors has the discretion to provide financial assistance for the purchase of common shares on the exercise of stock options.  Any loans so provided are on a full recourse basis and the common shares issued pursuant to any such exercise are secured for repayment of the financial assistance so provided.

i)

The number of common shares issuable on the exercise of stock options granted under the Stock Option Plan and the exercise price of such stock options may be proportionately changed in the event of a subdivision, redivision, consolidation, reclassification or change of the Corporation’s issued and outstanding common shares, or any other capital reorganization, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity.

j)

Subject to applicable regulatory approval (including approval by the TSX), the Board of Directors may from time to time amend or revise any of the terms of the Stock Option Plan (or any option granted thereunder) or may terminate the Stock Option Plan (or any option granted thereunder) at any time provided, however, that no such action may in any manner adversely affect an optionee’s rights under any outstanding stock option unless the optionee consents to such an amendment.  Under the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan”, the Stock Option Plan will be clarified to state that any amendment which requires shareholder approval under the rules and policies of the principal stock exchange on which the common shares are listed and trading will be subject to such shareholder approval.  The rules and policies of the TSX currently require shareholder approval for (i) any change to the amendment provisions of the Stock Option Plan, (ii) any change to the maximum number of common shares which may be reserved under the Stock Option Plan, (iii) a reduction in the exercise price of stock options granted to an insider of the Corporation, and (iv) an extension of the term of stock options granted to an insider of the Corporation.

Interests of Management and Others in Material Transactions

As of December 31, 2007, no director or executive officer of the Corporation, no security holder who is known to the Corporation to own of record or beneficially hold more than 10% of common shares and no associate or affiliate of any such director, executive officer or security holder has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

Report on Executive Compensation

The Compensation Committee and the Nominating & Corporate Governance Committee of the Board of Directors considers compensation matters as and when required.  The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and the compensation paid to the Corporation's executive officers.  The Nominating & Corporate Governance Committee reviews and submits recommendations to the Board of Directors for the compensation of the Directors of the Board.  The Compensation Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

Composition of the Compensation Committee

The Compensation Committee is composed of Frank Conte (Chair), Kent Noseworthy, Canek Rangel.  Messrs. Conte, Noseworthy and Rangel are unrelated and independent members of the Board of Directors and therefore all of the members of the Compensation Committee are independent of management of the Corporation.

Composition of the Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee is composed of Kent Noseworthy (Chair), Frank Conte and Canek Rangel.  All members of the Committee are considered independent members of the Board of Directors as such term is defined by the AMEX and the TSX, and are independent of management of the Corporation.

Compensation Philosophy

The Corporation's executive compensation policy is designed to provide for the enhancement of shareholder value, the successful implementation of the Corporation's business plans and a link between executive compensation and the financial performance of the Corporation.

The objectives of the Corporation's executive compensation policy are to:

(a)

attract, retain and motivate executives critical to the success of the Corporation;

(b)

provide fair, competitive and cost effective compensation programs to its executives;

(c)

link the interests of management with those of the shareholders; and

(d)

provide rewards for outstanding corporate and individual performance.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each Executive Officer.   The Compensation Committee then submits to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each Executive Officer.

Basic Salary

In determining the basic salary of an Executive Officer, the Compensation Committee places equal weight on the following factors:

(a)

the particular responsibilities related to the position;

(b)

salaries paid by comparable businesses;

(c)

the experience level of the executive officer; and

(d)

his or her overall performance.

During the most recently completed financial year, the Corporation has not engaged any external compensation consultants or advisors.

Bonus Payments

Executive Officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance committments.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold and industrial minerals produced by the Corporation.  When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.  There are no pre-established payout ranges.

In the year ended December 31, 2007, the Corporation had bonuses payable to officers in the amount of $941,281.10 (December 31, 2006 - $1,207,021.50); directors and officers of the Corporation are entitled to hold management incentive stock options.

Long-Term Incentives

The Corporation maintains a Stock Option Plan, the "Stock Option Plan", which has been approved by the shareholders of the Corporation.

During the period of January 1, 2007 to May 26, 2008, 2,200,000 options were granted to certain persons of the Corporation who were newly appointed to the positions of Chief Executive Officer, Chief Financial Officer and Chief Operating Officer during that time period.  These options were granted as an inducement to him to join the Corporation, and as such, under the TSX Company Manual, do not require shareholder approval.  As a result of changes to the Executive structure during that period, 966,667 of these Employment Inducement Options have been cancelled and only 1,233,333 remain available for exercise.  The exercise prices of these options were calculated by taking the Volume Weighted Agerage Price for the 5 trading days preceding the date of the grant of the options.

Compensation Committee of the Board of Directors of Gammon Gold Inc.

Frank Conte (Chair)

Kent L. Noseworthy

Canek Rangel

May 26, 2008

Performance Graph

The following graph shows a comparison of the cumulative return of the Corporation’s publicly traded common shares versus the S&P/TSX Composite Index and the S&P/TSX Global Gold Index.

SECTION IV – CORPORATE GOVERNANCE

Gammon believes that good corporate governance is an essential element in a well-managed company.  The corporate governance practices of Gammon Gold Inc. (the “Company”) meet or exceed the standards the corporate governance practices recommended by Canadian Securities Administrators’ Multilateral Instrument  52-109 (the “Certification Instrument”), Canadian Securities Administrators’ Multilateral Instrument 52-110 (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101 (the “Governance Instrument”).  The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act 2002 (“SOX”), including U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as issuer standards of the Toronto Stock Exchange Corporate Governance Rules (the “TSX Rules”) and the American Stock Exchange Corporate Governance Rules (the “AMEX Rules”).  The following is a description of the Corporation’s corporate governance practices:

INDEPENDENCE OF THE BOARD OF DIRECTORS

Name of Director	Independent	Basis for Determination of Independence (1)	Attendance at Board of Director Meetings held during Most Recently Completed Financial Year(2) (%)	Other Reporting Issuers of which the Director currently serves as a director
FRED GEORGE	No	Officer of Gammon	100%	N/A
RENE MARION(3)	No	Officer of Gammon	N/A	N/A
LUIS CHAVEZ(4)	No	Director of Mexican subsidiary of Gammon	33%	N/A
ANDRE FALZON(5)	Yes	No direct or indirect material relationship with Gammon	N/A	Alturas Minerals Corp. Aurizon Mines Ltd.
KENT L. NOSEWORTHY	Yes	No direct or indirect material relationship with Gammon	89%	N/A
FRANK CONTE	Yes	No direct or indirect material relationship with Gammon	100%	N/A
CANEK RANGEL	Yes	No direct or indirect material relationship with Gammon	78%	N/A

Notes:

(1)

To be considered independent, a member of the Board of Directors must not have any direct or indirect “material relationship” with the Corporation.  A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.  In addition, in order to be considered an member independent of the Board of Directors, the member must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2)

The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time.  During the year ended December 31, 2007, the Board of Directors met nine (9) times.

(3)

Rene Marion joined the Board until March 27, 2008, therefore there was no attendance in 2007.

(4)

Luis Chavez did not join the Board until July 16, 2007, therefore only 33% of the meetings were attended in 2007.

(5)

Andre Falzon joined the Board until March 27, 2008, therefore there was no attendance in 2007.

A majority of the Board of Directors of the Corporation is independent.  Of the seven (7) directors of the Corporation, four (4) are independent and three (3) are not independent.  To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place:

  when appropriate, members of management, are not present for the discussion and determination of certain matters at meetings of the Board of Directors.  During the most recently completed financial year, one meeting of the independent directors was held, and it is the Corporation’s policy to hold at least one (1) meeting of the independent board of directors during each financial year;

  under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors;

  the Audit Committee, the Nominating & Corporate Governance Committee and the Compensation Committee consist entirely of independent directors who meet independent of management directors; and

  in addition to the above standing Committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

The Corporation does not have an independent chairperson.  Mr. Fred George is the Chairman of the Board of Directors and the President of the Corporation.  The Board of Directors believes that there are substantial benefits to the Corporation with Mr. George serving in both of those positions given the history and knowledge Mr. George has of the Corporation’s business and affairs, and the entrepreneurial nature of the Corporation.

Mandate of the Board of Directors

The duties and responsibilities of the Board of Directors are:

  to supervise the management of the business and affairs of the Corporation; and

  to act with a view towards the best interests of the Corporation.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Corporation;

  identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

  succession planning, including appointing, training and monitoring senior management;

  a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

  the integrity of the Corporation’s internal control and management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its Committees and the contribution of individual directors.

Position Descriptions

The board of directors of the Corporation has developed written position descriptions for the Chairman, the Chairman of each Board Committee, the Chief Executive Officer, the President and the Chief Financial Officer.

Orientation and Continuing Education

New directors receive an orientation on the role of the Board, its Committees and its directors, and the nature and operation of the issuer’s business, which consists of the following:

  an orientation session with senior officers to overview the Corporation’s business and affairs;

  an orientation session with the lead director and the Chairperson of each standing Committee;

  an orientation session with legal counsel and the representatives of the Corporation’s auditors; and

  periodic site visits and meetings with operating personnel.

Continuing education is provided to directors through provision of literature regarding current developments and annual seminars on corporate governance developments.  The Chief Executive Officer of the Corporation takes primary responsibility for the orientation and continuing education of directors and officers.

Ethical Business Conduct

The Board of Directors of the Corporation has adopted a written code for the directors, officer, employees and consultants of the Corporation. The Corporate Code of Business Conduct & Ethics is available on the Company’s website (www.gammongold.com).  Gammon Gold’s Board of Directors and Audit Committee are responsible for ensuring compliance with the Corporation’s Code of Business Conduct & Ethics.  There have been no departures from the Corporation’s Code of Business Conduct & Ethics during the year ended December 31, 2007.  The Gammon Gold Board of Directors reviews and approves updates to the Corporate Code of Business Conduct and Ethics which is redistributed to directors, officers, employees and consutlants for signing on an annual basis.

In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board is also required for:

  the Corporation’s annual business plan and budget;

  major acquisitions or dispositions by the Corporation; and

  transactions which are outside of the Corporation’s existing business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation’s directors, officers and employees.

Expectations of Management

The Board of Directors has charged management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise.  In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, management.

The Board of Directors recognizes the value of direct input from management as it serves to assist the Board of Directors in its deliberations.  Where appropriate, members of management are invited to attend meetings of the Board of Directors to provide their input on various matters.

Board Effectiveness

The Corporation has established an assessment process to determine the effectiveness of the Board, its Committees and the Directors.  This assessment will be conducted annually by a confidential survey prepared and administered by a third party. In addition the Corporation discloses Director attendance at Board and Committee meetings each year in its Management Information Circular.  This year’s Board effectiveness assessment was completed in April, 2008.

Committees of the Board of Directors

The Board of Directors has four (4) standing committees:

  the Audit Committee;

  the Nominating & Corporate Governance Committee;

  the Compensation Committee; and

  the Environmental, Health & Safety Committee

The majority of all of the committees are independent of management and report directly to the Board of Directors.  From time to time, when appropriate, ad hoc committees of the Board of Directors are appointed by the Board of Directors.

Audit Committee

Overview

The Audit Committee of the Corporation’s board of directors is principally responsible for:

a)

recommending to the Corporation’s board of directors the external auditor to be nominated for election by the Corporation’s shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)

overseeing the work of the external auditor;

c)

reviewing the Corporation’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the board of directors and publicly disseminated by the Corporation; and

d)

reviewing the Corporation’s financial reporting procedures to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

During fiscal 2007, the Audit Committee met four (4) times.

The purposes of the Audit Committee are to assist the board of directors’ oversight of:

•

the integrity of Gammon Gold’s financial statements;

•

Gammon Gold’s compliance with legal and regulatory requirements;

•

the risk management policies of management;

•

the qualifications and independence of Gammon Gold’s independent auditors; and

•

the performance of the independent auditors and Gammon Gold’s internal audit function.

In accordance with Multilateral Instrument 52-110-Audit Committees (“MI 52-110”), disclosure of audit fees and other matters related to the composition and operation of the Corporation’s Audit Committee is found in this section of the Annual Information Form of the Corporation.

The Audit Committee’s Charter

The Corporation’s board of directors has adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities.  The complete Charter is attached as Schedule “A” to this Management Information Circular.

Composition of the Audit Committee

The members of the Audit Committee are Andre Falzon(Chair), Frank Conte and Kent Noseworthy.  All of the members of the board of directors are independent and financially literate, as required by SEC Rule 10A-3, the AMEX and the TSX.

Name of Member	Independent (1)	Financially Literate (2)
Andre Falzon	Yes	Yes
Kent L. Noseworthy	Yes	Yes
Frank Conte	Yes	Yes

Notes:

(1)

To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Corporation.  A “material relationship” is a relationship which could, in the view of the board of directors of the Corporation, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition in order to be considered independent a member of the board of directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected  to be raised by the Corporation’s financial statements, and (iv) an understanding of internal  controls and procedures for financial reporting.

•

Mr. Falzon brings over 20 years of practical financial and management experience, particularly within the mining industry and is a Chartered Accountant.

•

Kent L. Noseworthy is a practicing corporate/commercial lawyers with over twenty years of experience in advising corporate clients on business law and governance issues.

•

Frank Conte has retired as a senior manager of Saputo Inc. with extensive budgeting, financial reporting and internal control responsibilities.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s board of directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on any of the exemptions set out in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member),  in subsection 3.3(2) (Controlled Companies), in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or section 3.8 (Acquisition of Financial Literacy) of MI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the section titled “Specific Duties – Oversight of the Independent Auditor” in the Charter of the Audit Committee.

External Auditor Service Fees (By Category)

The following table discloses the fees charged to the Corporation by its external auditor during the fiscal year ended December 31, 2007; and the fiscal year ended December 31, 2006:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2007	$455,520	$349,409	$88,925	$27,060
December 31, 2006	$506,286	$142,131	$113,967	$193,001

Notes:

(1)

The aggregate fees billed for audit services.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column, including fees relating to the review of our quarterly financial statements, services related to the filing of our prospectus translation services and accounting consultations.

(3)

The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4)

For the fiscal year ended December 31, 2007 these services included due diligence services.  For the fiscal year ended December 31, 2006 these services included the documentation of the Corporation’s internal control procedures.

Nominating & Corporate Governance Committee

During the year ended December 31, 2007, the Nominating & Corporate Governance met two (2) times.

The purpose of the Nominating & Corporate Governance Committee is:

  to identify and recommend individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating & Corporate Governance Committee);

  to review and set out recommendations for the remuneration of the Directors of the Board of Gammon; and

  to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Gammon.

The Board of Directors of Gammon continually seeks to identify new Board candidates that could assist the Corporation through mining, financial, strategic and public company experience.  The identification and recruitment process is carried on informally through business and industry contacts of the Corporation’s directors and officers.

Compensation Committee

During the year ended December 31, 2007, the Compensation Committee met five (5) times.

The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the remuneration of:

  the President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Gammon; and

  members of senior management of Gammon.

Environmental, Health & Safety Committee

During the year ended December 31, 2007, the Environmental, Health & Safety Committee met two (2) times.

The purposes of the Environmental, Health & Safety Committee are to monitor the implementation and management of the Corporation’s policies relating to health, safety and environmental matters.

In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

  ensuring that appropriate and effective health, safety and environmental policies and procedures are in place, operational and supported by sufficient resources;

  reviewing and monitoring the health, safety and environmental policies and procedures of the Corporation and reporting to the Board of Directors with any recommendations relating to those policies and procedures;

  reviewing material incidents relating to health, safety and environmental issues and reporting to the Board of Directors with any recommendations relating to those incidents;

  promoting and supporting improvements to the Corporation’s health, safety and environmental record; and

  arranging, implementing and overseeing environmental audits at any of the operations of the Corporation.

Shareholder Communications

The Board of Directors has authorized management to represent the Corporation in its communications with shareholders and members of the investment community.  In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments.  The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of management.

The Board of Directors reviews the Corporation’s significant communications with investors and the public, including the Corporation’s Annual Information Form, Management’s Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

Other Business

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting.  Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting.  However, if matters not now known to management should properly come before the Meeting, common shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such common shares.

Additional Information

The Corporation will furnish, without charge, to any Shareholder submitting a written request, a copy of the Corporation’s annual report for the year ended December 31, 2007 or SEC Form 40-F or the Canadian Annual Information Form, including the financial statements and schedules thereto.  Such written request should be directed to the attention of Gammon Gold Inc., 1701 Hollis Street, Suite 400, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1.

Board of Directors Approval

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 26th day of May, 2008.

/s/ FRED GEORGE

FRED GEORGE

Chairman and President

SCHEDULE “A”

GAMMON GOLD INC.

AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE

The Audit Committee (hereinafter referred to as the “Committee”) shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Company’s risk management and compliance practices; iii) the independent auditor’s performance, qualifications and independence; iv) the performance of the Company’s internal audit function; v) the Company’s compliance with legal and regulatory requirements, and vi) prepare such reports of the Audit Committee required to be included in Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three directors. All members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment and in compliance with the AMEX and TSX rules.

The Chief Financial Officer holds the authority to approve tax compliance and planning work without the Audit Committee’s approval.

Members of the committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years.  Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, the annual meeting of the Company, a Chairman among their number. The Chairman shall not be a former officer of the Company. Such Chairman shall serve as a liaison between members and senior management.  The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

a)

a quorum for meetings shall be at least three (3) members;

b)

the Committee shall meet at least quarterly;

c)

notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

d)

a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval.  The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee of any other designated member of the Committee.

SPECIFIC DUTIES:

Oversight of the Independent Auditor

•

Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

•

Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.  The Chief Financial Officer holds the authority to approve tax compliance and planning work without the Audit Committee’s approval.

•

Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Company, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

•

Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

•

Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

•

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

•

Review as necessary policies for the Company's hiring of employees or former employees of the independent auditor.

Financial Reporting

•

Review and discuss with management and the independent auditor the annual audited financial statements prior to the publication of earnings.

•

Review and discuss with management and the independent auditor the Company's annual and quarterly disclosures made in management's discussion and analysis.  The Audit Committee shall approve any reports for inclusion in the Company's Annual Report or Form 40F, as applicable, as required by applicable legislation.

•

Review and discuss with management and the independent auditor managements' report on its assessment of internal controls over financial reporting and the independent auditors' attestation report on managements' assessment.

•

Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the publication of earnings, including the results of the independent auditor's review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards.

•

Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

•

Review and discuss with management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•

Discuss with the independent auditor at least annually any "management" or "internal control" letters issued or proposed to be issued by the independent auditor to the Company.

•

Review and discuss with management and the independent auditor at least annually any significant changes to the Company's accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

•

Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•

Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

•

Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

•

Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

•

Review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls.

•

Discuss with the Company's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

•

Review and approve periodically management's risk philosophy and risk management policies.

•

Review with management at least annually reports demonstrating compliance with risk management policies.

•

Review with management the quality and competence of management appointed to administer risk management policies.

•

Review reports from the independent auditor and the internal auditor at least annually relating to the adequacy of the Company's risk management practices together with management's responses.

•

Discuss with management at least annually the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

Oversight of Regulatory Compliance

•

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•

Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting.

•

Meet with the Company's regulators, according to applicable law.

•

Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT

ADVISORS:

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefor shall also be funded by the Company.

Committee Members:

Andre Falzon (Chair)

Kent L. Noseworthy

Frank Conte

SCHEDULE “B”

AMENDED AND RESTATED STOCK OPTION PLAN

GAMMON GOLD INC.
(Formerly Gammon Lake Resources Inc.)

STOCK OPTION PLAN
AS AMENDED AND RESTATED ON MAY 5, 2008

1.

INTERPRETATION

1.1

Definitions

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Board” means the board of directors of the Corporation;

(b)

“Consultant” means a person, other than an employee, director or Senior Officer of the Corporation or of any Subsidiary, that:

(i)

is engaged to provide bona fide services to the Corporation or a Subsidiary, other than services provided in relation to a distribution;

(ii)

provides the services under a written contract with the Corporation or a Subsidiary; and

(iii)

spends or will spend all or substantially all of his, her or its time and attention on the affairs and business of the Corporation or a Subsidiary;

and includes, for an individual consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner, and, for greater certainty, includes Consultants who provide outsourced or contract labour to the Corporation or a Subsidiary, and employees of such Consultants;

(c)

“Corporation” means Gammon Gold Inc.;

(d)

“Effective Date” means the date of the original adoption of this Plan by the Board, namely October 1, 1999;

(e)

“Eligible Person” means, subject to all applicable laws, any employee, Consultant, Senior Officer, or director of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or director of the Corporation or any Subsidiary;

(f)

“Grant Date” means, with respect to an Option, the date on which it was granted;

(g)

“Insider” means:

(i)

an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

(ii)

an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of clause 1(g)(i) above;

(h)

“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

(i)

“Participant” means an Eligible Person to whom Options have been granted;

(j)

“Plan” means this stock option plan of the Corporation;

(k)

“Senior Officer” means an “officer” as defined in Section 1(1) of the Securities Act (Ontario);

(l)

“Shares” means the common shares of the Corporation;

(m)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(n)

“Subsidiary” means any related entity to the Corporation, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(o)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

1.2

Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3

Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2.

PURPOSE

The purpose of this Plan is to:

(a)

encourage ownership of the Shares by directors, Senior Officers, Consultants and employees of the Corporation and its Subsidiaries who are primarily responsible for the management and profitable growth of the Corporation’s business;

(b)

advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

(c)

attract and retain valued directors, Senior Officers, Consultants and employees.

3.

ADMINISTRATION

(a)

The Plan shall be administered by the Board.  Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

(i)

grant options to purchase Shares to Eligible Persons;

(ii)

determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)

interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

(iv)

make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

(b)

The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4.

SHARES SUBJECT TO PLAN

(a)

The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 25,000,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.  The maximum number of Shares which may be reserved for issuance to any one person on the exercise of Options granted under the Plan shall be 5% of the Shares outstanding on the most recent Grant Date (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

(b)

Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5.

PARTICIPATION

Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

6.

TERMS AND CONDITIONS OF OPTIONS

The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a)

Option Price: The option price of any Shares in respect of which an Stock Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares on the Grant Date.  For the purpose of this subparagraph 6(a), “market price” shall be deemed to be the volume-weighted average trading price of the Shares for the five trading days immediately preceding the Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be.  If the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date. In the resolution allocating any Option, the Board may determine that the Grant Date shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), “market price” shall be deemed to be the weighted average trading price of the Shares for the five trading days immediately preceding such Grant Date as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, or, if the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date.  The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b)

Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c)

Term of Option: Options may be granted under this Plan exercisable over a period not exceeding seven (7) years.  Each Option shall be subject to earlier termination as provided in subparagraph 6(f).

(d)

Vesting: The date or dates of the vesting of each Option shall be a future date or dates determined in the manner specified in the resolution of the Board granting such Option, provided that, subject to the provisions of subparagraph 6(f) , no Option shall vest at a rate faster than over a period of four (4) years from its Grant Date, in equal instalments on each anniversary of such Grant Date.

(e)

Exercise of Option: Subject to the provisions contained in subparagraphs 6(f)(ii),(iii) and (v), no Option may be exercised unless the Participant is then an Eligible Person.  This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation.  Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan.  Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(f)

Termination of Options: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i)

the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than seven (7) years after the Grant Date;

(ii)

if the Participant’s employment with the Corporation or a Subsidiary is terminated for cause, immediately upon such termination if such Option has not vested prior to the date of such termination, and upon the expiry of three (3) months from the date of such termination if such Option has so vested;

(iii)

if the Participant of its own accord ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death, immediately on the date the Participant ceased to be an Eligible Person if such Option has not vested prior to such date, and upon the expiry of three (3) months from such date if such Option has so vested;

(iv)

if the Participant ceases to be an Eligible Person by virtue of having been dismissed without cause, other than by reason of retirement, permanent disability or death, all of the Participant’s outstanding Options shall vest immediately on the date the Participant ceased to be an Eligible Person, and such Options shall terminate upon the expiry of three (3) months from such date;

(v)

upon the expiry of three (3) months after the date of the death of the Participant during which three (3) month period the Option may be exercised by the Participant’s legal representative or the person or persons to whom the deceased Participant’s rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

(vi)

upon the expiry of three (3) months after termination of the Participant’s employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which three (3) month period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such three (3) month period, then such right shall be extended to three (3) months following the date of death of the Participant and shall be exercisable only by the persons described in subparagraph 6(f)(v) hereof and only to the extent therein set forth.

(g)

Non-transferability of Option: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(h)

Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over-the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading.  Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

7.

ADJUSTMENTS IN SHARES SUBJECT PLAN:

(a)

Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.

(b)

Consolidations: In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

(c)

Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

(d)

Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity, the Participant, if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e)

Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval.  Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)

The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)

If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

(h)

The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

(i)

On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

8.

LIMITS WITH RESPECT TO INSIDERS:

(a)

The maximum number of Shares issuable to Insiders under the Plan or other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Shares at any time.

(b)

The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall not exceed 10% of the issued and outstanding Shares.

(c)

The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the issued and outstanding Shares.

(d)

Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9.

FINANCIAL ASSISTANCE FOR PURPOSE OF SHARES

(a)

Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted.  Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

(b)

The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10.

AMENDMENTS AND TERMINATION OF PLAN AND OPTIONS

(a)

Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise any of the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that:

(i)

no such action shall, without the consent of the participant, in any manner adversely affect a Participant’s rights under any Option theretofore granted under the Plan;

(ii)

if under the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the shareholders of the Corporation, such amendment shall not be effective until the Corporation has obtained such approval in accordance with the rules and policies of the Toronto Stock Exchange or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted.

(b)

No amendment to the terms of the Plan shall affect any Option granted prior to such date, and each such Option shall continue to be governed by the terms of the Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Plan.

11.

EFFECTIVE DATE AND DURATION OF PLAN

Subject to paragraph 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter in accordance with the Plan.  Any amendments to the Plan shall become effective upon the approval of such amendments by the Board, subject to paragraph 12 if under the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, require shareholder approval for such amendment.  Any Options granted subsequent to the Effective Date or subsequent to the date of an amendment to the Plan but prior to the approval of the Plan or of such amendment (if required) by the shareholders of the Corporation as contemplated in paragraph 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled.  The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

12.

APPROVAL OF PLAN

The establishment of the Plan, and, if required by the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, any amendment to the Plan, shall be subject to approval of the shareholders of the Corporation.  All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.

SCHEDULE “C”

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON GOLD INC.

TO APPROVE AMENDMENTS TO THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the following amendments to the terms of the Corporation’s Stock Option Plan for directors, officers, employees and consultants, as more particularly described in the management information circular of the Corporation dated May 26, 2008, be and the same are hereby approved, confirmed and ratified:

a)

ito increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by 1,100,000 common shares from 22,500,000 to 23,600,000 common shares;

b)

to update the formula for determining the market price of the common shares, which is used to determine the minimum permissible exercise price for stock options granted under the Stock Option Plan, to the formula consistent with the current practice of the Toronto Stock Exchange (the “TSX”), namely that market price will be the volume-weighted average trading price of the common shares for the five (5) trading days immediately preceding the date upon which the stock option is granted as reported by the TSX, or, if the common shares are not listed on the TSX, on such other principal stock exchange or over-the-counter  market on which the common shares are listed or quoted, as the case may be;

c)

to increase the maximum period during which stock options granted under the Stock Option Plan may be exercised from five (5) years to seven (7) years;

d)

to specify that stock options granted under the Stock Option Plan must vest not less frequently than over a period of not less than four (4) years, in equal instalments on each anniversary of the date of grant;

e)

to amend the provisions dealing with the expiry of options for persons who cease to be directors, officers or employees of the Corporation, such that: (i) if an optionee is dismissed for cause, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Corporation (and its subsidiaries) on his own accord, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, all of his options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of death; and (v) if an optionee ceases to work for the Corporation (or its subsidiaries) by reason of permanent disability or retirement under any retirement plan of the Corporation or any subsidiary, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of deemed termination of employment, but if the optionee should die during that three (3) month period, then his vested options will be extended for three (3) month following the date of death;

f)

to amend the amendment provisions of the Stock Option Plan so that, subject to applicable regulatory approval (including approval by the TSX), the Board of Directors may from time to time amend or revise any the terms of the Stock Option Plan (or any option granted thereunder) or may terminate the Stock Option Plan (or any option granted thereunder) at any time provided, however, that no such action may in any manner adversely affect an optionee’s rights under any outstanding stock option unless the optionee consents to such an amendment, and that any amendment which requires shareholder approval under the rules and policies of the principal stock exchange on which the common shares are listed and trading will be subject to such shareholder approval; and

g)

to update certain statutory references and defined terms (including “Consultant” and “Subsidiary”) so as intended to mirror the provisions of applicable laws, regulations, rules and policies; and

h)

the grant of a total of 1,087,000 options to officers, directors, employees and consultants of the Corporation under the terms of the Corporation’s Stock Option Plan, as proposed to be amended, and as more particularly described in the management information circular of the Corporation dated May 26, 2008, be and the same is hereby approved, confirmed and ratified.

C-1

2.

any one director or officer of the Corporation be and is hereby authorized to do all acts and things and execute all documents, as may be necessary or desirable in his or her opinion to give effect to the foregoing.

C-2

SCHEDULE “D”

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON GOLD INC.

TO APPROVE FUTURE AMENDMENTS TO THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

 the terms of the Corporation’s Stock Option Plan for directors, officers, employees and consultants, be amended effective as of January 1, 2009 to increase the maximum number of common shares reserved for grants of stock options under the Stock Option Plan, since its inception, by 1,400,000 common shares from 23,600,000 to 25,000,000 common shares, as more particularly described in the management information circular of the Corporation dated May 26, 2008; and

2.

any one director or officer of the Corporation be and is hereby authorized to do all acts and things and execute all documents, as may be necessary or desirable in his or her opinion to give effect to the foregoing.

D-1

SCHEDULE “E”

AMENDMENT TO GENERAL BY-LAW OF

GAMMON GOLD INC.

Section 4 of the general By-Law of the GAMMON GOLD INC. (hereinafter called the “Company”) is hereby deleted in its entirety and replaced by the following:

“4.

Powers, Number and Quorum

Subject to the Articles of the Company, the business and affairs of the Company shall be managed by a Board of Directors consisting of a minimum of three (3) directors and a maximum of nine (9) directors. Until otherwise determined in accordance with the Act, a majority of directors in office at any time shall form a quorum for the transaction of business Notwithstanding vacancies, the continuing directors may exercise all the powers of the Board provided that a minimum of three (3) directors remain in office.”

E-1

SCHEDULE “F”

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON GOLD INC.

TO APPROVE AMENDMENTS TO THE GENERAL BY-LAW OF THE CORPORATION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The amendment to the Corporation’s general by-law to provide that the Corporation shall have a minimum of three (3) directors and a maximum of nine (9) directors, as more particularly described in Schedule “E” to the management information circular of the Corporation dated May 26, 2008, be and the same is hereby confirmed; and

2.

any one director or officer of the Corporation be and is hereby authorized to do all acts and things and execute all documents, as may be necessary or desirable in his or her opinion to give effect to the foregoing.

F-1